October 15, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street NE

Washington, DC 20549

Attention:	Mr. Karl Hiller
Ms. Tracie Towner
Mr. Michael Fay

Re:	TreeHouse Foods, Inc.

Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 21, 2013

File No. 001-32504

Dear Mr. Hiller:

We are writing in response to the letter of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated September 6, 2013 relating to the above referenced document. We have listed the comment from the September 6th letter in bold below followed by the response of TreeHouse Foods, Inc. (the “Company”):

Form 10-K for the Fiscal Year ended December 31, 2012

Quantitative and Qualitative Disclosures About Market Risk, page 41

1.	We have reviewed your response to prior comment one and note your conclusion that commodity related derivative contracts presented in Note 18 were not material. It is not clear, however, how you have considered your other instruments. Please explain to us why you have not provided disclosure pursuant to Item 305(a)(1) of Regulation S-K for your derivative contracts identified as qualifying for the scope exception, your purchase orders, and your various short and long-term supply arrangements. If you believe that any of these instruments do not fit the definition of “market rate sensitive instruments,” please explain the basis for your view. We suggest that you refer to the “general instructions to paragraphs 305(a) and 305(b)” for guidance related to the definition of market rate sensitive instruments. As applicable, you may also need to provide the disclosures required by Item 305(a)(2) of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

October 15, 2013

Response:

When considering the disclosure requirements under Item 305(a)(1) and 305(a)(2) of Regulation S-K and the guidance noted by the Staff, the Company excluded its (i) derivative contracts that qualify for the normal purchases and normal sales scope exception, (ii) short and long term supply arrangements, and (iii) purchase orders from consideration when preparing its Market Risk disclosures, as the Company considered these items to be nonfinancial transactions or positions, as contemplated in the Staff’s Market Risk Disclosure FAQ, Question 12 (July 31, 1997) (“Market Risk FAQ”), which provides that disclosure of inventory commitments and other nonfinancial market risk sensitive transactions or positions are encouraged, but not required to be disclosed. For your reference, we have included the Market Risk FAQ below:

Question

12. A company can have market risk exposure because of a nonfinancial asset, liability or transaction, such as its inventory or sales commitments. Those risks may or may not be hedged using derivative financial instruments. Must the market risk exposure of the nonfinancial position be included in the disclosures responsive to the new rule?

Answer

No. Companies are encouraged but not required to include other market risk sensitive transactions or positions. If a company elects to include a particular type of instrument, position, or transaction in the quantitative disclosures, the registrant must include all of the transactions and positions that create market risk in that risk exposure category.

Per the FASB ASC master glossary, a nonfinancial asset is “An asset that is not a financial asset. Nonfinancial assets include land, buildings, use of facilities or utilities, materials and supplies, intangible assets or services.” The Company believes that its (i) derivative contracts that qualify for the normal purchases and normal sales scope exception, (ii) short and long term supply arrangements, and (iii) purchase orders qualify as nonfinancial assets as they are commitments to purchase materials and supplies to be used in production.

Derivative Contracts that Qualify for the Scope Exception:

While the Company has excluded these items in the past, it has decided, commencing with the 2013 Annual Report on Form 10-K, to voluntarily provide market risk disclosures related to its derivative contracts that qualify for the normal purchases and normal sales scope exception. The proposed disclosure will also include the impact of derivative positions recorded on the Company’s balance sheet that it previously excluded due to their insignificance (as discussed in our previous response).

United States Securities and Exchange Commission

Division of Corporation Finance

October 15, 2013

Purchase Orders:

The Company continues to assert that its purchase orders represent inventory commitments and will continue to exclude them from consideration when preparing the annual disclosures using the Market Risk FAQ as its basis.

Short and Long Term Supply Arrangements:

With respect to the Company’s short and long term supply arrangements, these contracts are classified as one of the following: (1) non derivative contracts, and therefore excluded from the disclosure requirements, (2) derivative contracts that are recorded on the balance sheet, or (3) derivative contracts that qualify for the normal purchases and normal sales scope exception. Many of the short and long term supply arrangements are not derivatives, as they do not contain either a fixed quantity or price, or the purchased item is not traded in the market place, for example, vegetables, corrugate or glass. For short and long term supply arrangements that are derivatives or derivatives that qualify for the normal purchases and normal sales scope exception, they will be included in the Item 305 (a)(1) disclosures that will commence with the Company’s 2013 Annual Report on Form 10-K.

Proposed Disclosures:

For comparative purposes, the Company has presented below, both the proposed disclosure (prepared on the basis as if it were presented in the Company’s 2012 Annual Report on Form 10-K) and the portion of the original disclosure that is intended to be removed.

Proposed disclosure – Item 7A. Quantitative and Qualitative Disclosures About Market Risk

“Commodity Price Risk

Certain commodities we use in the production and distribution of our products are exposed to market price risk. To manage that risk, we utilize derivative contracts, the majority of which qualify for the normal purchases and normal sales scope exception and are not recorded on the balance sheet of the Company. To evaluate the market price risk of these contracts, we prepare a sensitivity analysis to quantify the Company’s potential exposure to commodity price risk with respect to our derivative portfolio (inclusive of contracts that qualify for the normal purchases and normal sales scope exception). Based on our analysis, a hypothetical ten percent change in commodity prices would increase or decrease the value of the portfolio by $19.4 million and $(19.6) million, respectively. We do not utilize financial instruments for trading purposes.”

United States Securities and Exchange Commission

Division of Corporation Finance

October 15, 2013

Original disclosure to be removed – Item 7A. Quantitative and Qualitative Disclosures About Market Risk

“We do not utilize financial instruments for trading purposes or hold any derivative financial instruments, other than our commodity agreements as of December 31, 2012, which could expose us to significant market risk…”

In addition, to provide further clarity and consistency within our Annual Report on Form 10-K between the footnotes and Item 7A Quantitative and Qualitative Disclosures About Market Risk, we propose to update the first paragraph of the “Commodity Risk” disclosure section in footnote 18 to read as follows:

Proposed disclosure

“Commodity Risk – Certain commodities we use in the production and distribution of our products are exposed to market price risk. The Company uses derivative contracts to manage this risk. Commodity forward contracts that are derivatives, generally qualify for the normal purchases and normal sales scope exception under the guidance for derivatives and hedging activities, and therefore are not subject to its provisions. For derivative commodity contracts that do not qualify for the normal purchases and normal sales scope exception, the Company records their fair value on the Company’s Consolidated Balance Sheets, with changes in value being recorded in the Consolidated Statements of Income.”

Original disclosure – to be removed

“Commodity Risk – Certain commodities we use in the production and distribution of our products are exposed to market price risk. The Company uses a combination of derivative contracts, purchase orders and various short and long term supply arrangements to manage commodity price risk, and in certain cases, establish a fixed commodity cost over the term of the contracts. Commodity forward contracts generally qualify for the normal purchase exception under the guidance for derivatives and hedging activities, and therefore are not subject to its provisions.”

United States Securities and Exchange Commission

Division of Corporation Finance

October 15, 2013

Please let us know if you need any additional information or if you would like to discuss any of these matters further. You can contact me directly at 708-483-1332 or dennis_riordan@treehousefoods.com.

Sincerely,

/s/ Dennis F. Riordan

Dennis F. Riordan

Executive Vice President and Chief Financial Officer

Cc:	Thomas E. O’Neill, TreeHouse Foods, Inc.

Bruce A. Toth, Winston & Strawn LLP

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